Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Assertio Holdings, Inc. for the registration of common stock and preferred stock, various series of debt securities and warrants to purchase any of such securities with a total value of up to $100,000,000 and Prospectus Supplement of Assertio Holdings, Inc for the issuance and sale of up to $25,000,000 of common stock and to the incorporation by reference therein of our reports dated March 10, 2020, with respect to the consolidated financial statements of Assertio Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Assertio Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

January 22, 2021